Mail Stop 4561

December 17, 2008

Michael Yang
Chief Executive Officer
Hotgate Technology, Inc.
Aitken Vanson Centre, Room 1602
61 Hoi Yuen Rd.
Kwun Tong, Hong Kong

>   **Re: Hotgate Technology, Inc.**
>   **Form 8-K/A**
>   **Filed on September 24, 2008**
>   **Form 10-Q for the quarterly period ended August 31, 2008**
>   **Filed on October 16, 2008**
>   **File No. 333-129388**

Dear Mr. Yang:

We have reviewed the above-referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K/A filed on September 24, 2008

Section 9-Financial Statements and Exhibits

Consolidated Statements of Changes in Stockholders' Deficits, page 21

1.   Please explain why you believe the description "capital contributions during the year" as presented in your consolidated statements of changes in stockholders' deficits accurately describes the acquisition of Fiber Hub Marketing Sdn. Bhd.

Consolidated Statements of Cash Flows, page 22

2.   There should not be intermediate subtotals (labeled or unlabeled) in the operating
        cash flows section of the statement. In this regard, remove the line-item
        "operating (loss) profit before changes in working capital" in future filings.

3.   Please clarify how you determined that the amounts due to a minority shareholder
        should be classified as an operating activity within your consolidated statements
        of cash flows. Further explain the nature of the amounts due to the minority
        shareholder.

Note 1-Organization and Principal Activities, page 23

4.   We note from your disclosures on page 2 that you offer two kinds of services to
        your customers; a Hotgate Hospitality Solution and a Wi-Fi Hotspot Solution.
        Tell us how you considered the criteria for separate operating segments pursuant
        to paragraphs 10 through 15 of SFAS 131 or how you have met the aggregation
        criteria of paragraph 17 of SFAS 131. Also, explain how your disclosures satisfy
        the requirements in paragraph 25 of SFAS 131.

Note 4-Summary of Significant Accounting Policies

(f) Intangible Assets, page 26

5.   We note that your computer voice mail systems software is being amortized over
        an estimated useful life of 10 years. We further note that your computer hardware
        and software are being depreciated over an estimated useful life ranging between
        5 to 10 years. Tell us how you determined that these useful lives represent the
        periods over which you will receive an economic benefit.

(j) Revenue Recognition, page 27

6.   Your disclosures on pages 3-4 indicate that as part of your Hospitality Solution
        you provide consulting, implementation, operating and support services,
        proprietary software and equipment. We further note that in connection with your
        Wi-Fi Hotspot Solution that you offer a specialized solution, technical services
        and maintenance. Please clarify whether your arrangements contain a software
        element within the scope of SOP 97-2; we refer you to paragraph 2 of SOP 97-2,
        including footnote 2. In addition, tell us whether you are able to establish fair
        value for the individual elements and how you considered the separation and
        allocation guidance in EITF 00-21 (or SOP 97-2 if applicable) for arrangements
        that contain bundled software solutions, hardware and/or professional service
        elements.

7.   Tell us how your revenue recognition policy complies with the disclosures
        provisions in Question 1 of SAB Topic 13.B. In this respect, if your

arrangements contain multiple-elements, such as products and services, you should clearly state your accounting policy for each unit of accounting as well as how the units of accounting are determined and valued.

8. We note from your disclosures on page 6 that you share profits with hotels according to the online concierge and internet usages of their guests. Please clarify how you are recognizing revenues for these particular types of arrangements. Tell us the amount of revenues generated under these types of arrangements for each year presented.

9. Your disclosures on page 32 appear to indicate that you are reporting sales to and purchases from Redtone on a gross basis. Tell us your consideration of the guidance in EITF 99-19. In this respect, your response should describe how you considered of each of the indicators set forth in paragraphs 7-17 of EITF 99-19 to support your conclusion that gross reporting is appropriate.

10. We note from the disclosures on page 5 that you utilize strategic partners and resellers to market your products. Tell us how you confirm that an end-user has purchased your product and the product has been shipped. Describe the type of evidence obtained from the reseller and the timeliness of this evidence. Indicate whether there are any rights of return held by the reseller or the end-user. If so, tell us how your accounting complies with paragraph 6 of SFAS 48.   Also, tell us how much revenue has been recognized from sales by resellers in each of the periods presented.

Note 7-Accounts Receivable and Concentration of Credit Risk, page 29

11. Clarify how you determine that collectibility of your accounts receivable is reasonably assured pursuant to SAB Topic 13.A.1, including footnote 6. Further explain why you believe that no allowance for bad debts should be recorded and clarify whether you have recorded any significant accounts receivable write-offs in any of the periods presented. Please indicate whether you generally receive payment within the terms of the contractual arrangement with customers.

Note 11-Income Taxes and Deferred Tax Liabilities, page 31

12. Tell us how your disclosures comply with paragraphs 43-49 of SFAS 109 and paragraphs 20-21 of FIN 48.

Note 12-Related Party Transactions, page 32

13. Please clarify the nature of your sales to and purchases from Redtone during the fiscal years May 31, 2008 and 2007. Tell us whether you consider these sales and purchases to be arms-length transactions. In addition, explain the nature of the management fees paid to Redtone.

Note 14. Contingencies and Commitments, page 33

14.   Please clarify the nature of your $700,000 capital expenditure commitment to pay
        up the amount of registered capital of Beijing Hotgate Technology Limited.
        Explain why you did not accrue this commitment as of the fiscal year ended May
        31, 2008.

Form 10-Q for the quarterly period ended August 31, 2008

Financial Information

Condensed Consolidated Balance Sheet, page 4

15.   We note that you have only provided a condensed consolidated balance sheet as
        of the most recent fiscal quarter ended August 31, 2008. Tell us whether you
        considered including a condensed consolidated balance sheet for the preceding
        fiscal year ended May 31, 2008. Refer to Article 8-03 of Regulation S-X.

Item 4T. Controls and Procedures, page 20

16.   We note your disclosure that "the Certifying Officers concluded that [y]our
        disclosure controls and procedures are effective in timely alerting them to
        material information relative to your company required to be disclosed in your
        periodic filings with the SEC." In future filings revise to clarify, if true, that your
        certifying officers concluded that your disclosure controls and procedures are
        effective to provide reasonable assurance that information you are required to
        disclose in the reports that you file or submit under the Exchange Act is recorded,
        processed, summarized and reported within the time periods specified in
        Securities and Exchange Commission rules and forms, and that such information
        is accumulated and communicated to your management, including your certifying
        officers, as appropriate, to allow timely decisions regarding required disclosure.
        See Exchange Act Rule 15d-15(e).

17.   Item 308 of Regulation S-K requires you to state your conclusion regarding
        effectiveness of your disclosure controls and procedures as of the end of the
        period covered by the report, not within 90 days prior to the filing date of your
        report. Please confirm, if true, that your certifying officers concluded that your
        disclosure controls and procedures were effective as of the end of the period
        covered by the report, and confirm that in future filings you will correctly state
        your effectiveness conclusion.

18.   We note your statement that "there were no significant changes in [y]our internal
        controls or other factors that could significantly affect such controls subsequent to
        the date of their evaluation, and there were no such control actions with regard to
        significant deficiencies and material weaknesses." In future filings, please revise
        to indicate whether there was any change in your internal control over financial

Michael Yang
Hotgate Technology, Inc.
December 17, 2008
Page 5

reporting during your fiscal quarter that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or me at (202) 551-3730 if you have any questions regarding the above comments.

                Sincerely,

                Stephen Krikorian
                Accounting Branch Chief